October 2, 2009

Ms. Kathryn S. McHale
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Banco Santander (Brasil) S.A. (the “Company”)
Registration Statement (the “Registration Statement”) on Form F-1 Registration No. 333-161704

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, the undersigned respectfully requests that the effectiveness of the Registration Statement be accelerated to 1:00 p.m. (Washington, D.C. time), on Tuesday, October 6, 2009, or as soon thereafter as is practicable.

The Company understands and acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Banco Santander (Brasil) S.A.

By:	/s/ Gustavo José Costa Roxo da Fonseca
	Name:	Gustavo José Costa Roxo da Fonseca
	Title:	Executive Vice President

By:	/s/ Marcio Aurelio Nobrega
	Name:	Marcio Aurelio Nobrega
	Title:	Officer